FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2003

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X               Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes                         No       X

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2003

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2003

Item 1.  Financial Statements

Condensed Consolidated Statements of Income

	(in thousands of euros, except share
	and per share data)

	Three months ended March 31,

	2003	2002

	(unaudited)
Net sales	154,234	176,532
Cost of sales	(116,580)	(140,356)

Gross Profit	37,654	36,176

Research and development expenses	(18,947)	(27,376)
Selling and marketing expenses	(25,497)	(32,097)
General and administrative expenses	(20,539)	(24,054)
Goodwill amortization	(5,129)	(6,136)

Operating loss before restructuring	(32,458)	(53,487)

Restructuring expenses	(3,199)	(19,324)

Operating loss	(35,657)	(72,811)

Financial income (expense), net	2,488	4,763

Other income (expense), net	(3,653)	(5,199)

Loss before taxes	(36,822)	(73,247)

Income taxes benefit (provision)	(1,100)	10,784

Net loss	(37,922)	(62,463)

Net loss per share
Basic	(0.06)	(0.10)
Diluted	(0.06)	(0.10)

Shares used in net loss per share calculation
Basic	605,701,023	605,789,994
Diluted	605,701,023	605,789,994

Note: In filings with the Commission des Opérations de Bourse and its annual report to shareholders, the Company has included goodwill amortization below operating income. See Note 10.

The accompanying notes are an integral part of these condensed financial statements

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2003

Condensed Consolidated Balance Sheets

	(in thousands of euros)

	March 31, 2003	December 31, 2002

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	416,457	417,226
Trade accounts receivable, net	128,918	144,913
Inventory, net	99,817	96,513
Other current assets	83,488	93,482

Total current assets	728,680	752,134

Non-current assets:
Property, plant and equipment, net	205,443	216,944
Goodwill, net	68,095	73,187
Other non-current assets	170,315	175,491

Total non-current assets	443,853	465,622

Total assets	1,172,533	1,217,756

Liabilities
Current liabilities:
Accounts payable	79,114	80,256
Accrued liabilities and other	151,069	159,530
Current obligations under capital leases	5,839	6,098

Total current liabilities	236,022	245,884

Non-current liabilities:
Long-term obligations under capital leases	41,951	42,540
Other non-current liabilities	54,828	53,714

Total non-current liabilities	96,779	96,254

Minority interest	15,496	15,167

Shareholders’ equity
Ordinary shares no legal par value, 2,000,000,000 shares authorized, 607,115,409 and 637,859,088 shares issued and outstanding at March 31, 2003 and December 31, 2002, respectively	127,787	127,644
Additional paid-in-capital	1,028,777	1,028,920
Retained earnings	(341,036)	(210,358)
Other comprehensive income	10,783	8,571
Less, cost of treasury shares	(2,075)	(94,326)

Total shareholders’ equity	824,236	860,451

Total liabilities and shareholders’ equity	1,172,533	1,217,756

The accompanying notes are an integral part of these condensed financial statements

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2003

Condensed Consolidated Statements of Cash Flows

	(in thousands of euros)

	Three months ended March 31,

	2003	2002

	(unaudited)
Cash flows from operating activities:
Net loss	(37,922)	(62,463)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	20,352	25,827
Change in other non-current liabilities	(260)	(2,596)
Gain/(loss) on sale and disposals of assets	454	1,033
Provision for income taxes	(393)	(10,784)
Other, net	(710)	(3,475)
Changes in operating assets and liabilities:
Change in trade accounts receivable and related accounts	16,933	39,189
Change in trade accounts payable and related accounts	3,641	183
Change in inventories	(2,286)	13,159
Value-added and income taxes	7,352	(2,864)
Other, net	5,083	(10,509)
Restructuring reserve	(12,985)	9,550
Litigation expenses	—	(18,120)
Management severance expenses	—	(10,515)

Net cash used in operating activities	(741)	(32,385)

Cash flows from investing activities:
Sale/(Purchase) of activities net of cash disposed/(acquired)	114	—
Other investments	(817)	(1,112)
Purchase of property, plant and equipment	(2,681)	(12,152)
Purchase of other assets	(581)	(456)
Change in non-trade accounts payable and other current assets	(665)	6,230

Net cash used in investing activities	(4,630)	(7,490)

Cash flows from financing activities:
Proceeds from exercise of share options	—	849
Proceeds from minority contribution	—	367
Payments on long-term borrowings	—	(29)
Proceeds from sale-leaseback operations	—	6,617
Principal payments on obligations under capital leases	(540)	(869)
Increase (decrease) in bank overdrafts	769	(4,017)
Interest receivable on loans to senior management	—	(844)

Net cash provided by (used in) financing activities	229	2,074

Effect of exchange rate changes on cash	4,373	(2,778)
Net increase (decrease) in cash and cash equivalents	(5,142)	(37,801)
Cash and cash equivalents, beginning of period	417,226	490,652

Cash and cash equivalents, end of period	416,457	450,073

The accompanying notes are an integral part of these condensed financial statements

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2003

Consolidated Statement of Changes in Shareholders’ Equity

	(in thousands of euros, except number of shares)

			Additional			Other
	Number of	Share	paid-in	Retained		comprehensive	Treasury
	shares	value	capital	earnings	Net loss	income	shares	Total

Balance at December 31, 2002	637,859,088	127,644	1,028,920	110,533	(320,891)	8,571	(94,326)	860,451

Allocation of prior year earnings	—	—	—	(320,891)	320,891	—	—	—
Net loss	—	—	—		(37,922)	—	—	(37,922)
Contribution of Gemplus SA shares to Gemplus International SA	—	143	(143)	—	—	—	—	—
Cancellation of treasury shares	(30,743,679)	—	—	(92,756)	—	—	92,756	—
Purchase of 517,157 shares of treasury shares	—	—	—	—	—	—	(505)	(505)
Change in other comprehensive income	—	—	—	—	—	2,212	—	2,212

Balance at March 31, 2003 (unaudited)	607,115,409	127,787	1,028,777	(303,114)	(37,922)	10,783	(2,075)	824,236

The accompanying notes are an integral part of these condensed financial statements

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2003

Notes to the Condensed Consolidated Financial Statements

1/	Basis of presentation and accounting policies

These unaudited interim financial statements prepared in accordance with International Accounting Standards (IAS), reflect all normal recurring adjustments which are, in the opinion of management, necessary to present fairly, in all material respects, the financial position of Gemplus International S.A. (the “Company”) and its subsidiaries as of March 31, 2003, and the results of operations for the three-month periods ended March 31, 2003 and 2002. All material intercompany balances have been eliminated. Because all of the disclosures required by IAS are not included, these interim statements should be read in conjunction with the audited financial statements and accompanying notes in the Company’s annual report for the year ended December 31, 2002. The year-end condensed balance sheet data was derived from the audited financial statements and does not include all of the disclosures required by generally accepted accounting principles. The statements of operations for the periods presented are not necessarily indicative of results to be expected for any future period, nor for the entire year.

2/	Inventory

Inventory is stated at the lower of cost or market (with cost being determined principally on the weighted average cost basis).

Inventory consists of the following:

	(in thousands of euros)

	March 31, 2003	December 31, 2002

	(unaudited)
Raw materials and supplies	34,408	34,098
Work-in-process	63,391	67,883
Finished goods	10,014	8,901

Inventory, gross	107,813	110,882

Less, inventory allowance	(7,996)	(14,369)

Inventory, net	99,817	96,513

3/	Common control transactions

As at March 31, 2003, certain shares of Gemplus S.A. held mainly by employees have not yet been contributed to Gemplus International S.A. for administrative and legal reasons. The total amount of shares to be issued by Gemplus International S.A. upon the contribution of Gemplus S.A. shares amounted to 3,578,000 shares, representing 0.59 % of the shareholdings of Gemplus International S.A., which in total was represented by 607,115,409 shares outstanding as at March 31, 2003.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2003

4/	Net loss per share calculation

A reconciliation of the numerator and denominator of basic and diluted net loss per share is provided in the following table:

	(in thousands of euros,
	except shares data)

	Three months ended March 31,

	2003	2002

	(unaudited)
Basic and diluted net loss	(37,922)	(62,463)

Shares used in basic net loss per share calculation:
Weighted average number of common shares outstanding	632,735,142	641,495,930
Weighted average number of treasury shares	(27,034,119)	(35,705,936)

Weighted average number of common shares outstanding	605,701,023	605,789,994

Dilutive effect of stock options	707,712	4,094,769
Dilutive effect of warrants	—	112,294

Weighted average diluted number of shares outstanding	606,408,735	609,997,057

Shares used in diluted net loss per share	605,701,023	605,789,994

Basic net loss per share	(0.06)	(0.10)
Diluted net loss per share	(0.06)	(0.10)

5/	Segment reporting

The Company operates in primarily two operating segments, Telecommunications segment and Financial Services and Security segment.

The Telecommunications segment includes the Company’s wireless solutions, as well as prepaid telephone cards and other products.

The Financial Services and Security segment includes systems and services based on chip card technology in areas such as financial services, identification, health care, corporate security, loyalty programs, transportation access, pay-television applications, e-business security activities as well as magnetic stripe plastic cards for banking applications. The Company’s activities in this segment also include the sales of smart card readers to customers as well as smart card interfacing technologies to device manufacturers.

These two segments have a different customer base, and each of them has separate financial information available. These segments are evaluated regularly by the management in deciding how to allocate resources and in assessing performance. The Company’s management makes decisions about resources to be allocated to the segments and assesses their performance using revenues and gross margins. The Company does not identify or allocate assets to the operating or geographic segments nor does management evaluate the segments on this criterion on a regular basis.

The following tables present selected data for the three-month periods ended March 31, 2003 and 2002:

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2003

	(in thousands of euros)

	Three months ended
	March 31,

	2003	2002

	(unaudited)
Net sales
Telecommunications	109,720	121,411
Financial Services and Security	44,514	55,121

Net sales	154,234	176,532

Gross profit
Telecommunications	30,871	31,890
Financial Services and Security	6,783	4,286

Gross profit	37,654	36,176

Research and development expenses	(18,947)	(27,376)
Selling and marketing expenses	(25,497)	(32,097)
General and administrative expenses	(20,539)	(24,054)
Goodwill amortization	(5,129)	(6,136)

Operating loss before restructuring	(32,458)	(53,487)

Restructuring expenses	(3,199)	(19,324)

Operating loss	(35,657)	(72,811)

Note:
In filings with the Commission des Opérations de Bourse and its annual report to shareholders, the Company has included goodwill amortization below operating income. See Note 10.

The following is a summary of sales by geographic area for the three-month periods ended March 31, 2003 and 2002:

	(in thousands of euros)

	Three months ended March 31,

	2003	2002

	(unaudited)
Europe, Middle East, Africa	86,284	91,643
Asia	38,538	44,258
Americas	29,412	40,631

Net sales	154,234	176,532

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2003

6/	Ordinary shares

As mentioned in Note 3, as at March 31, 2003, the total amount of shares to be issued by Gemplus International S.A. upon the contribution of Gemplus S.A. shares amounted to 3,578,000 shares, representing 0.59 % of the shareholdings of Gemplus International S.A., which in total was represented by 607,115,409 shares outstanding as at March 31, 2003.

In March 2003, pursuant to the Extraordinary General Meeting of shareholders held on April 17, 2002, the Company cancelled 30,743,679 shares transferred by one of its indirect subsidiaries. These shares were previously received by this indirect subsidiary in reimbursement of the loans granted in 2000 and 2001 to Mr. Perez, the Company’s former Chief Executive Officer.

In addition, the Company purchased 517,157 shares of its outstanding common stock from different former Celocom Limited employees pursuant to the conditions stipulated in the 2000 Celocom Limited share purchase agreement.

7/	Restructuring

In addition to the restructuring program that was implemented in the second quarter of 2001 (the “first restructuring program”), the Company announced two further restructuring and rationalization programs in 2002, on February 6 (the “second restructuring program”), and on December 9 (the “third restructuring program”).

The Company recorded a total pre-tax restructuring charge of € 3,199 thousand in the Consolidated Statement of Income for the first quarter of 2003, of which € 269 thousand corresponded to the second restructuring program and € 2,930 thousand to the third restructuring program.

First restructuring program (announced on May 2, 2001)

During the first quarter 2003, the Company did not record any additional restructuring charge with respect to the first restructuring program. Indeed, this program is almost completed.

Second restructuring program (announced on February 6, 2002)

During the first quarter 2003, the Company recorded a € 269 thousand restructuring charge with respect to the second restructuring program. At the end of the first quarter 2003, the second restructuring program was nearly completed with an headcount reduction of 1,156 vs 1,010 at the end of the fourth quarter 2002.

Third restructuring program (announced on December 9, 2002)

The Company recorded a € 2,930 thousand restructuring charge with respect to the third restructuring program corresponding to the reduction of the workforce on a worldwide basis. 201 employees left the company in the first quarter of 2003.

The third restructuring plan announced in December 2002 expects a restructuring charge of approximately € 82 million related to a workforce reduction of approximately 1,100 employees and a rationalization of production sites, offices and facilities on a worldwide basis.

Restructuring activity at the end of March 2003 was as follows:

—     First restructuring program:

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2003

	(in thousands of euros)

	Reduction of	Non-cash
FIRST RESTRUCTURING	workforce and other	write-offs
PROGRAM	cash outflows	of assets	Total

2001 restructuring charge	22,022	6,444	28,466
Amounts utilized in 2001	(15,466)	—	—
Exchange rate differences	(379)	—	—
Restructuring reserve as at December 31, 2001	6,177	—	—

2002 restructuring charge	1,514	—	1,514
Amounts utilized in 2002	(5,492)	—	—
Exchange rate differences	(141)	—	—
Restructuring reserve as at December 31, 2002	2,058	—	—

2003 restructuring charge	—	—	—
Amounts utilized in 2003	(489)	—	—
Exchange rate differences	(35)	—	—
Restructuring reserve as at March 31, 2003	1,534	—	—

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2003

—     Second restructuring program:

	(in thousands of euros)

	Reduction of
	workforce and other	Non-cash write-offs
SECOND RESTRUCTURING PROGRAM	cash outflows	of assets	Total

2002 restructuring charge	66,919	13,889	80,808

Amounts utilized in 2002	(27,446)	—	—
Exchange rate differences	(868)	—	—
Restructuring reserve as at December 31, 2002	38,605	—	—

First quarter 2003 restructuring charge	269	—	269
Amounts utilized in first quarter 2003	(14,229)	—	—
Exchange rate differences	(187)	—	—
Restructuring reserve as at March 31, 2003	24,458	—	—

—     Third restructuring program:

	(in thousands of euros)

	Reduction of
	workforce and other	Non-cash write-offs
THIRD RESTRUCTURING PROGRAM	cash outflows	of assets	Total

2002 restructuring charge	755	6,926	7,681

Amounts utilized in 2002	(443)	—	—
Restructuring reserve as at December 31, 2002	312	—	—

First quarter 2003 restructuring charge	2,930	—	2,930
Amounts utilized in first quarter 2003	(1,231)	—	—
Exchange rate differences	(12)	—	—
Restructuring reserve as at March 31, 2003	1,999	—	—

—     Total restructuring activity:

	(in thousands of euros)

	Reduction of
	workforce and other	Non-cash write-offs
	cash outflows	of assets	Total

TOTAL first quarter 2003 restructuring charge	3,199	—	3,199

TOTAL restructuring reserve as at March 31, 2003	27,991	—	—

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2003

8/	Comprehensive income

Certain items defined as other comprehensive income, such as foreign currency translation adjustments, are reported separately from retained earnings and additional paid-in-capital in the shareholders’ equity section of the balance sheets.

The components of cumulative other comprehensive income in the shareholders’ equity section of the balance sheets as at March 31, 2003 and December 31, 2002, respectively, were as follows:

	(in thousands of euros)

	March 31, 2003	December 31, 2002

	(unaudited)
Cumulative translation adjustment	3,324	1,873
Net unrealized gain on hedging instruments qualifying as effective	7,459	6,698

Cumulative other comprehensive income	10,783	8,571

The components of comprehensive income for the three-month periods ended March 31, 2003 and 2002, respectively, were as follows:

	(in thousands of euros)

	Three months ended March 31,

	2003	2002

	(unaudited)
Net loss	(37,922)	(62,463)

Change in cumulative translation adjustment	1,438	7
Change in fair value of derivatives qualifying as effective hedging instruments	774	1,052

Change in cumulative other comprehensive income	2,212	1,059

Comprehensive net loss	(35,710)	(61,404)

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2003

9/	Differences between International Accounting Standards and U.S. Generally Accepted Accounting Principles

The Company’s consolidated financial statements are prepared in accordance with IAS, which differ in certain respects from generally accepted accounting principles in the United States (US GAAP).

The principal differences between IAS and US GAAP are presented below:

	(in thousands of euros,
	except for net loss per share)

	For the three months ended March 31,

	2003	2002

	(unaudited)
Net loss in accordance with IAS	(37,922)	(62,463)

Capitalized development costs	—	(750)
Share options accounting	6,133	246
Purchase consideration	(837)	(419)
Goodwill amortization	5,893	6,136
Other differences	(10)	167
Deferred tax effect of US GAAP adjustments	—	(791)

Total differences between US GAAP and IAS	11,179	4,589

Net loss per US GAAP	(26,743)	(57,874)

Change in cumulative other comprehensive income in accordance with IAS	2,212	1,059
Change in effect of IAS/US GAAP adjustments on other comprehensive income	81	80

Other comprehensive income, net of taxes	2,293	1,139

Comprehensive loss per US GAAP	(24,450)	(56,735)

Net loss per share
Basic	(0.04)	(0.10)
Diluted	(0.04)	(0.10)
Number of shares
Basic	605,701,023	605,789,994
Diluted	605,701,023	605,789,994

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2003

	(in thousands of euros)

	March 31, 2003	December 31, 2002

	(unaudited)
Shareholders’ equity in accordance with IAS	824,236	860,451

Capitalized development costs	(7,321)	(7,321)
Non-recourse loans	(4,918)	(4,918)
Purchase consideration	(11,292)	(10,455)
Goodwill amortization	55,070	49,177
Effect of IAS/ US GAAP adjustments on other comprehensive income	(8,063)	(8,144)
Other differences	40	50
Deferred tax effect of US GAAP adjustments	(30)	(30)

Total difference between US GAAP and IAS	23,486	18,359

Shareholders’ equity in accordance with US GAAP	847,722	878,810

10/	Presentation of the consolidated statement of income

For purposes of filing the Company’s Annual Report on form 20-F with the U.S. Securities and Exchange Commission, the consolidated statements of income prepared in accordance with IAS include goodwill amortization above operating income (loss).

As a result of the adoption of SFAS 142 as of January 1, 2002, the Company no longer amortizes goodwill under US GAAP. Consequently, goodwill amortization no longer represents a presentation difference between operating income (loss) under IAS and operating income (loss) under US GAAP.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2003

The operating income (loss) would have been as follows under US GAAP:

	(in thousands of euros)

	Three months ended March 31,

	2002	2002

	(unaudited)
Operating loss per IAS	(30,528)	(66,675)
Goodwill amortization on consolidated subsidiaries	(5,129)	(6,136)

Operating loss — US presentation	(35,657)	(72,811)

Goodwill amortization on consolidated subsidiaries	5,129	6,136
Purchase consideration	(837)	(419)
Capitalized development costs	—	(750)
Share options accounting	6,133	246
Interest accrued on loans related to share options	—	843
Other differences	(10)	167

Operating income (loss) per US GAAP	(25,242)	(66,588)

11/	New accounting pronouncements under US GAAP

For the presentation of its consolidated net income and total shareholders’ equity under US GAAP, the Company adopted the following new standards:

SFAS 141

In July 2001, the FASB issued Statement No 141, “Business Combinations”. The provisions of this Statement were required to be adopted immediately. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria that must be met in order for intangible assets acquired in a purchase method business combination to be recognized and reported apart from goodwill. During the first quarter of 2003, the Company has not entered into any business combination transactions.

SFAS 143

In July 2001, the FASB issued FAS No. 143, “Accounting for Asset Retirement Obligations” (“FAS 143”). FAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. FAS 143 is effective for fiscal years beginning after June 15, 2002 (January 1, 2003 for the Company). The Company does not expect the adoption of FAS 143 have a material effect on the consolidated financial statements.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2003

SFAS 144

As mentioned above, the Company adopted SFAS N°144, “Accounting for the impairment or disposal of long-lived assets”, which was issued by the FASB on October 3, 2001. SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of”. However, it retains many of the fundamental provisions of that Statement. SFAS 144 also amends the accounting and reporting provisions of APB 30, “Reporting the Results of Operations-Discontinued Events and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, to broaden the definition of what constitutes a discontinued operation, amends the accounting and presentation for discontinued operations, and amends ARB 51, “Consolidated Financial Statements to eliminate the exception to consolidation for a temporarily controlled subsidiary”. SFAS 144 is effective for fiscal years beginning after December 31, 2001. The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

SFAS 145

In April 2002, the FASB issued FAS No. 145, “Revision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Connections” (“FAS 145”). Among other amendments and rescissions, FAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operation — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. FAS 145 is partially effective for transactions occurring after May 15, 2002 and partially effective for fiscal years beginning after May 15, 2002. The Company does not expect the adoption of FAS 145 to have a material effect on its consolidated financial statements.

SFAS 146

In June 2002, the FASB issued FAS No. 146 “Accounting for Costs Associated with Exit or Disposal activities” (“FAS 146”). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3 “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a restructuring)”. FAS 146 requires that a liability for a cost associated with an exit or disposal activity to be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as generally defined in EITF 94-3 was recognized at the date of the commitment to an exit plan. FAS 146 states that a commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, FAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. It also establishes that fair value is the objective for initial measurement of the liability. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The applicability of FAS 146 to future exit activities will depend on the facts and circumstances surrounding such activities, and such applicability will be considered by management for any future exit or disposal activities.

FAS 148

In December 2002, the FASB issued FAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123”. FAS 148 amends FAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of FAS 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The Company has elected to continue accounting for employee stock based compensation in accordance with APB 25 and related interpretations and has applied the disclosure provisions of FAS 148 in Note 9 of its consolidated financial statements.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2003

FIN 45

In November 2002, the FASB issued FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. Disclosures required under FIN 45 are already included in these financial statements, however, the initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect the adoption of FIN 45 to have a material effect on its consolidated financial statements.

FIN 46

In January 2003, the FASB issued FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (FIN 46). Under this FIN entities are separated into two populations: (1) these for which voting interests are used to determine consolidation (this is the most common situation) and (2) these for which variable interests are used to determine consolidation. The FIN explains how to identify Variable Interest Entities (VIE) and how to determine when a business enterprise should include the assets, liabilities, non controlling interests, and results of activities of a VIE in its consolidated financial statements. The FIN is effective as follows: for variable interests in variable interest entities created after January 31, 2003 the FIN shall apply immediately, for variable interests in variable interest entities created before that date, the FIN shall apply for public entities — as of the beginning of the first interim or annual reporting period beginning after June 15, 2003. The Company has performed initial review and has determined that it does not have any interests in VIEs as of the issuance of these financial statements. The Company does not expect the adoption of this FIN to have a material effect on its consolidated financial statements.

12/	Related party transactions

During the first quarter of 2002, the Company paid an amount of € 10,515 thousand with respect to the severance costs in connection with the resignation and cessation of its former Chief Executive Officer, Mr. Perez, and of its former Chairman of the Board of Directors, Dr. Lassus. These amounts were accrued in the Company’s 2001 consolidated statement of income and were included in the € 25,691 thousand management severance expenses. No similar expenses were paid nor accrued for during the first quarter of 2003.

13/	Litigation

In November 2002, three French subsidiaries of our company, including Gemplus SA, received a tax assessment from the French tax authority primarily relating to the fiscal years 1998 through 2000. The aggregate assessment, including interest and penalties, approximates €120 million. By letter in April 2003, the French tax authority reduced the tax assessment to approximately €83.5 million. The major components of the assessment relate to intercompany transactions, including transfer pricing, the invoicing of management fees and forgiveness of intercompany debt, as well as the adequacy of documentation relating to certain commissions paid to agents. Certain of the taxes assessed result from timing adjustments that could reduce taxes in subsequent periods. The Company believes that significant aspects of the claim are without justification and intend to vigorously contest the assessment. A provision for tax risks of €34 790 was recorded at December 31, 2002 under non-current liabilities, out of which €20,300 thousand were transferred from a valuation allowance against deferred tax assets to provision for tax. Our company does not believe that the assessment will have a material effect on our company’s liquidity.

In December 1997, Mr. Alain Nicolaï brought a legal action before the Marseille Commercial Court against Gemplus S.A. on the one hand, and the companies Gaming Chips International S.A.R.L. (“G.C.I.”) and F.N.2.C. S.A. on the other hand, alleging a breach by Gemplus S.A. of a contract relating to the promotion of a smart card reading system device in the area of casino slot machines. Mr. Nicolaï

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2003

requested the Commercial Court to nominate an expert to determine the amount of his damages. G.C.I. and F.N.2.C. then adopted the arguments developed by Mr. Nicolaï, joined in the request for designation of an expert and, in addition, sought an order for the payment by Gemplus S.A. to them respectively of FRF 3 million (€ 457 thousand) and FRF 21,250 thousand (€ 3,240 thousand) as a provisional advance on damages. On June 21, 2000, the Marseille Commercial Court (i) rejected all of Mr. Nicolaï’s claims, (ii) found that Mr. Nicolaï’s contract rights had been transferred to G.C.I. and F.N.2.C., (iii) appointed an expert and (iv) awarded G.C.I. and F.N.2.C. a provisional advance on damages respectively of FRF 500 thousand (€ 76 thousand) and FRF 400 thousand (€ 61 thousand). Gemplus S.A. appealed this decision before the Aix en Provence Court of Appeal.

In April 2003, the expert transmitted to the parties a preliminary report indicating that the amount estimated by him of the plaintiffs’ damages would be on the order of € 13 million. Gemplus S.A. immediately formally contested this evaluation on the grounds that the expert (i) had not responded to the subject matter of the assignment given to him by the Commercial Court, (ii) had not answered the challenges raised by Gemplus S.A. in its prior submissions to the expert, (iii) had not given any details on the evolution of the price of smart cards, on the number of cards necessary for each device per year and on the number of gambling machines already equipped with smart cards systems in the world. In conclusion, Gemplus S.A. relied upon the absence of a significant market for smart cards applications in the area of casino slot machines. Under these circumstances, Gemplus S.A. made a provision for this litigation in the first quarter of 2003 in an amount of € 1,800 thousand.

In addition to the litigations mentioned above, the Company is involved in litigation from time to time in the ordinary course of business. The Company believes that none of the ordinary course litigation in which it is currently involved will have a material adverse effect on its results of operations, liquidity or financial condition.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2003

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

     This report contains forward-looking statements reflecting management’s current expectations regarding our future financial performance. Such expectations are based on certain assumptions and involve risks and uncertainties. These uncertainties include, but are not limited to:

•	trends in the wireless communication and financial services markets,

•	trends in the growth of mobile commerce, mobile banking and internet business,

•	the effect of the adoption of competing technologies in our target markets,

•	the profitability of our market expansion strategy,

•	our ability to develop and take advantage of new software and services,

•	our ability to develop and market new chip card technologies to meet market demands,

•	our ability to attract and maintain qualified executives and personnel,

•	our ability to manage our inventories of microprocessor chips,

•	challenges to or loss of our intellectual property rights regarding our chip card technology,

•	expected intense competition in our main markets,

•	our ability to implement our restructuring plans effectively, and

•	trade risks, legal risks, and social and economic risks, and other risks that are described in our filings with the Securities and Exchange Commission.

     You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date hereof. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent that as a result of fulfilling our disclosure obligations under the U.S. securities laws and regulations, we determine that such an update is necessary.

Results of Operations

     Net Sales

     Sales for the quarter ended March 31, 2003 amounted to € 154.2 million, a decrease of 13% versus the same quarter of the prior year. Sales declined due to currency fluctuations and soft demand in Financial Services and Security. After adjusting for currency fluctuations, sales decreased by 5%.

     Net sales were dragged down by currency fluctuations and the seasonality historically observed at the beginning of each year. Our segments continues to deliver contrasted performance. While Telecom segment shows signs of a recovery as highlighted by the 5% year on year revenue growth in the wireless segment after adjusting for currency fluctuations, Financial Security and Services segment attest the soft demand in Banking and Government Identification and Corporate Security sectors.

     The following table shows the breakdown of our net sales in the three-month periods ended March 31, 2003 and 2002 by market segment:

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2003

	Three months ended
	March 31,

	2003	2002	% change

	(millions of euros)
Telecommunications	109.7	121.4	(10%)
Financial services and security	44.5	55.1	(19%)

Total	154.2	176.5	(13%)

     Telecommunication segment, which consists of wireless SIM modules and the associated software and services, prepaid phone cards and scratch cards, decreased 10% in the first quarter ended March 31, 2003 as compared to the same period in 2002. Without the unfavorable exchange impact, telecommunication segment sales decreased 2%, nearly stable this quarter compared to same quarter of the prior year, despite decrease in selling prices of wireless products due to the persistent price pressure on economic environment. Excluding the unfavorable exchange, wireless SIM card revenue grew 5%, the sales growth reflected the strong demand for wireless products, wireless SIM card shipments were up 38.7% year on year, and the continuing shift in product mix to high-end SIM card. Wireless products and services net sales amounted to € 81.2 million for the quarter ended March 31, 2003, representing a decrease of 5% as compared to the amount recorded in the first quarter of 2002, which was € 85.9 million. Prepaid phone cards revenue has declined, mainly driven by lower demand in all regions and unfavorable currency fluctuations mainly in Asia and Americas region in the first quarter of 2003.

     Due to soft demand in financial services and security segment, the telecommunications segment represented 71% of the Company’s revenues in the first quarter of 2003, as compared to 69% of the Company’s revenues in the first quarter of 2002.

     The financial services and security segment, which consists of other chip cards in financial services, internet business security, loyalty cards, security systems, healthcare ID systems, magnetic strip cards, chip cards for pay-television applications and transport business, decreased 19% in the first quarter ended March 31, 2003 as compared to the same period in 2002. Without the unfavorable exchange impact, financial services and security segment sales decreased 12% compared to same quarter of the prior year. The decrease in financial services and security segment was mainly due to low start in banking smart card based EMV (Europay, Mastercard and Visa) solution in Southern Europe and the renewal cycle of Geldkarte program in Germany. However, in the EMV market we achieved significant progress in the United Kingdom which is expected to be the hottest regional market in 2003. Interest for Corporate security and identification is strong, but not yet materialized in revenue generation.

     As a result, the financial services and security segment represented 29% of the Company’s revenues in the first quarter of 2003, as compared to 31% of the Company’s revenues in the first quarter of 2002.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2003

     By region, Europe is down 6%, Americas decreased by 28%, driven down by the US dollar fluctuation, Asia decreased by 13% due to adverse currency fluctuations. After restating for currency fluctuations, the best performance underlying was achieved in Asia.

     The following tables break down our net sales among our three regions:

	Three months ended
	March 31,

	2003	2002	% change

	(millions of euros)
Europe, Middle East and Africa	86.3	91.6	(6%)
Asia	38.5	44.3	(13%)
Americas	29.4	40.6	(28%)

Total	154.2	176.5	(13%)

     On a geographical basis, the best underlying performance was achieved in Asia, where the wireless average selling prices are lower, but sales show significant growth in volume historically at the beginning of the year due to Chinese New Year. However this is not reflected in the top line, given the 13% year on year decline in revenue attributable to the sharp depreciation of local currencies (the Chinese renminbi was down 18.2% against the Euro during this period). The Europe, Middle East and Africa region was down 6% year on year reflecting lackluster demand in Financial Security and Services markets while in Americas more than two thirds of the 28% decline in year on year revenue was caused to a large degree by adverse currency fluctuations (USD down 18.5% against the Euro).

     Gross profit

     Gross profit for the quarter ended March 31, 2003 was € 37.7 million, an increase of 4% over the same prior year quarter. Gross profit as a percentage of sales was 24.4%, compared with 20.5% in the prior year. Gross margin improvement was mainly driven by volume growth in wireless activity and savings attributable to the Company’s continued cost structure optimization plan. In particular, manufacturing productivity improved substantially, following the implementation of the restructuring plan announced in February 2002.

     The Company has experienced three favorable factors: higher volume of SIM cards shipped compared to prior year, favorable sales mix and savings attributable to the Company’s continued cost structure optimization plan in particular manufacturing productivity improvement. The business mix between the telecommunications and the financial services and security segment was favorable with lower proportion of financial security and services segment at lower margin. Financial security and services gross profit remained below that of telecommunications, and both increased in the first quarter of 2003.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2003

     The following table breaks down our gross profit and gross margin percentage by segment.

	Three months ended March 31,

	2003		2002

					% change in
	(millions of euros)	(% of sales)	(millions of euros)	(% of sales)	gross profit

Telecommunications	30.9	28.1%	31.9	26.3%	(3%)
Financial services and security	6.8	15.2%	4.3	7.8%	58%

Total	37.7	24.4%	36.2	20.5%	4%

     The telecommunications segment gross profit for the quarter ended March 31, 2003 amounted to € 30.9 million, a decrease of 3% versus the same quarter of the prior year. Telecommunication gross margin percentage increased by 1.8 margin points at 28.1% for the quarter ended March 31, 2003, versus 26.3 % in the same quarter of the prior year. Compared to the same quarter of the prior year, decrease in selling prices of wireless products due to the price pressure on economic environment was fully offset mainly by the following factors: (i) better absorption of manufacturing fixed costs following the volume increase and implementation of our restructuring plans, (ii) chip prices favorable impact, (iii) an improved product mix in Wireless activity where Java technology is gaining momentum.

     The financial security and services segment gross profit for the quarter ended March 31, 2003 amounted to € 6.8 million, an increase of 58% versus the same quarter of the prior year. Financial services and security increased by 7.4 margin points at 15.2% for the quarter ended March 31, 2003, versus 7.8% in the same quarter of the prior year. The financial security and services segment gross margin benefited of restructuring actions we implemented in the year 2002, better product mix, and excluding renewal cycle of Geldkarte, growth of banking activity.

     Operating income (loss) before restructuring

     Operating loss before restructuring for the quarter ended March 31, 2003 amounted to € 32.5 million compared to an operating loss before restructuring of € 53.5 million in the same quarter of the prior year. Excluding goodwill amortization, operating expenses decreased significantly, by 22.2% from € 83.5 million in the first quarter of 2002 to € 65.0 million in the first quarter of 2003, as a result of the continued implementation of our restructuring program and the sustained tight cost controls and improved business processes.

     Research and development expenses decreased by 31%, from € 27.4 million in the quarter ended March 31, 2002 to € 18.9 million in the quarter ended March 31, 2003. The restructuring plan and cost cutting measure helped reduce the operating expense run rate of research and development expenses.

     Selling and marketing expenses decreased by 21%, from € 32.1 million in the quarter ended March 31, 2002 to € 25.5 million in the quarter ended March 31, 2003 mainly due to the implementation of our restructuring plan within our business units, the reduction on marketing events and related activities.

     General and administrative expenses decreased by 15% from € 24.1 million in the quarter ended March 31, 2002 to € 20.5 million in the quarter ended March 31, 2003 due primarily to a rightsizing of general and administrative expenses and sustained tight cost controls in the first quarter of 2003.

     Goodwill amortization amounted to € 5.1 million in the first quarter of 2003, compared to € 6.1 million in the first quarter of 2002.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2003

     Restructuring expenses

     We recorded a restructuring charge of € 3.2 million in the first quarter of 2003 pursuant to the restructuring and rationalization programs announced on February 6, 2002 and December 9, 2002. This restructuring charge was attributable to a reduction of the workforce on a worldwide basis. 201 employees left the company in the first quarter of 2003. (see Note 7 to our financial statements included in Item 1 of this Form 6-K).

     Net financial income and expense

     We recorded net financial income of € 2.5 million in the first quarter of 2003, compared to net financial income of € 4.8 million in the first quarter of 2002, reflecting both decrease in interest rates and lower cash level.

     Other income and expense, net

     We recorded net other expense of € 3.7 million in the first quarter of 2003 compared to € 5.2 million for the same period in 2002. Net other expense in the first quarter of 2003 was primarily attributable to foreign exchange losses, minority interests and losses on investments.

     Income tax

     We recorded an income tax expense of € 1.1 million in the first quarter of 2003. In the first quarter of 2002, we recorded an income tax credit of € 10.8 million.

     Net loss

     We recorded a net loss of € 37.9 million in the first quarter of 2003, or € 0.06 per share, as compared to a net loss of € 62.5 million in the first quarter of 2002, or € 0.10 per share. Net loss was substantially reduced compared to the first quarter 2002 due to lower non-recurring items.

Liquidity and Capital Resources

     Our financial position remained strong in the first quarter 2003. Cash and cash equivalents were € 416.5 million at March 31, 2003, as compared to € 417.2 million at December 31, 2002. During the first quarter of 2003, net cash flow remains neutral despite outlays to fund our restructuring program. We also used limited amounts of cash to fund our purchases of property, plant and equipment and investments.

     Operating activities used € 0.7 million of cash during the first quarter of 2003, compared to € 32.4 million during the first quarter 2002. The decrease is the result of significant improvements produced by working capital management. Accounts receivable declined € 16.9 million as compared to December 31, 2002, reflecting the lower revenue levels, the days of sales outstanding represent 58 days, compared to 53 days at the end of December 2002, inventory levels increased € 2.3 million during the first quarter 2003 as compared to December 31, 2002, but represents 82 days of supply compared to 111 days of supply at the end of December 2002. The first quarter 2003 was impacted by € 15.9 million paid in connection with our restructuring programs.

     Net cash used in investing activities during the first quarter of 2003 was € 4.6 million compared to € 7.5 million in the same period in 2002. The decrease in cash used in investing activities was primarily due to the decrease of capital expenditures. Capital expenditures were € 2.7 million in the first quarter of 2003 as compared to € 12.2 million in the first quarter of 2002. In the first quarter of 2003, capital expenditures were made primarily in Europe.

     Financing activities generated € 0.2 million of cash during the first quarter of 2003, compared to € 2.1 million cash generated in the same period in 2002.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2003

     In January 2003, we terminated our € 150.0 million revolving credit facility with a syndicate of international banking institutions in which we entered in 1999. We had never drawn any amount under this revolving credit.

     We believe that our existing cash resources and our anticipated cash flow from operations are sufficient to provide for our foreseeable near term and medium term liquidity needs. At March 31, 2003, cash and cash equivalents amounted to € 416.5 million. Our off balance sheet commitments at March 31, 2003 were not significant.

Item 3.  Qualitative Disclosures About Market Risk

     We develop products in our worldwide manufacturing centers and sell these products and provide related services around the world. Generally, our sales are made in the local currency of the place of delivery or where the service is rendered, and part of our manufacturing costs are incurred in the local currency of the place of each of our manufacturing sites. As a result, our results of operations are affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. To minimize the impact of these factors on the profitability of our business and our overall financial performance, we seek to provide cost efficient funding to our business and our subsidiaries and to identify, evaluate and hedge financial risks in cooperation with our subsidiaries around the world.

     Our policy is to hedge against adverse changes in foreign currency rates. The management of our hedging activity is carried out centrally by our corporate treasury in accordance with the objectives and procedures established by management and approved by our Audit Committee. Our operating policies cover specific areas such as foreign exchange risk (including the use of derivative financial instruments) and credit risk. Affiliated companies are not permitted to enter into derivative contracts. Derivative instruments are used for hedging purposes only.

     Foreign exchange risk

     We measure our foreign exchange exposure based on anticipated and identified transactions, both on purchases and sales. Each of our subsidiaries regularly measures its exposure and reports it to our corporate treasury. Our corporate treasury department seeks to hedge our foreign currency exposure on most of our firm and anticipated purchases and sales commitments denominated in currencies other than its subsidiaries functional currencies for periods commensurate with its known or forecasted transactions. Our foreign currency hedging contracts generally mature within twelve months. Our corporate treasury uses currency derivative instruments such as foreign exchange forward contracts and foreign exchange option contracts. These derivative instruments are generally traded over-the-counter with major financial institutions. From its trade date, each hedging operation is allocated to an underlying exposure.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2003

     The financing of most of our subsidiaries is managed by our corporate treasury through inter-company current accounts, using foreign exchange spot and forward transactions to convert our cash denominated in euros into the subsidiary’s functional currency.

     We invest any excess liquidity in money market investments with not more than three-month maturity dates. Our money market investments are placed with major financial institutions in order to minimize our credit risk exposure.

     In addition, because we have subsidiaries located outside the euro-zone whose functional currencies are different than the euro, the euro-denominated value of our consolidated equity is exposed to fluctuations in exchange rates. Equity changes caused by movements in foreign exchange rates are shown as a translation difference in our consolidation.

     Interest rate risk

     We are not materially exposed to interest rates fluctuations. As of March 31, 2003, we had not entered into any interest rate risk hedging transactions.

Part II — Other Information

Item 1.  Legal proceedings

     We are subject to legal proceedings, claims, and litigation arising in the ordinary course of business. Our management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on our results of operations, liquidity or financial condition.

Item 2.  Changes in securities

Not applicable

Item 3.  Default upon senior securities

Not applicable

Item 4.  Submission of Matters to a Vote of Security Holders

Not applicable

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2003

Item 5.  Other Information

     Further information can be found on the Company in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 15, 2003.

Item 6.  Exhibits and other reports on Form 6-K

(a)  Exhibits:

Not applicable

(b)  Other reports on Form 6-K:

     A report on Form 6-K was filed in February 2003 reporting our press release dated January 31, 2003, on our expected results of operations for the fourth quarter results for 2002.

     A report on Form 6-K was filed in February 2003 reporting our press release dated February 12, 2003, on our results of operations for the fourth quarter results for 2002.

     A report on Form 6-K was filed in April 2003 reporting our press release dated March 17, 2003 related to the cancellation of 30,743,670 ordinary shares of the Company.

     A report on Form 6-K was filed in April 2003 containing the materials mailed to shareholders prior to our Annual General Meeting held on April 29, 2003.

     A report on Form 6-K was filed in May 2003 reporting our press release and analysts’ presentation dated April 30, 2003, on our results of operations for the first quarter results for 2003.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2003

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.
Date: July 30, 2003

	By:	/s/ Yves Guillaumot Name: Yves Guillaumot Title: Chief Financial Officer